Exhibit (k)(2)

Form of Megacorn Fund Multiple Class Plan

This Multiple Class Plan (the “Plan”) has been adopted by the board of trustees (the “Board of Trustees”) of Megacorn Fund (the “Fund”) with respect to each class of shares of beneficial interests (“Shares”) of the Fund. The Plan has been adopted in compliance with Rule 18f-3 under the Investment Company Act of 1940, as amended (the “1940 Act”).

The Fund has initially established two classes of Shares known as the “Institutional Class Shares” and “Advisor Class Shares.” Each class of Shares will have the same relative rights and privileges and be subject to the same fees and expenses except as set forth below. In addition, extraordinary expenses attributable to one or more classes shall be borne by such class(es). The Board of Trustees may determine in the future that other allocations of expenses or other services to be provided to a class of Shares are appropriate and amend the Plan accordingly without the approval of holders of Shares of any class.

Institutional Class Shares

Institutional Class Shares (the “Institutional Class Shares”) are sold at net asset value per Share, and are sold subject to the minimum purchase requirements set forth in the prospectus for the Fund. Institutional Class Shares are not subject to a distribution or shareholder service plan. Institutional Class Shares shall be entitled to the shareholder services set forth from time to time in the Fund’s prospectus.

Advisor Class Shares

Advisor Class Shares (the “Advisor Class Shares”) are sold at net asset value per Share, subject to a sales charge of up to [ ]% of the subscription amount, and are sold subject to the minimum purchase requirements set forth in the Fund’s prospectus. Advisor Class Shares of the Fund are subject to an annual distribution and/or shareholder servicing fee in accordance with the then-effective plan (the “Distribution and Service Plan”) adopted in accordance with Rule 12b-1 under the 1940 Act for Advisor Class Shares. Holders of Advisor Class Shares have exclusive voting rights, if any, with respect to the Fund’s Distribution and Service Plan adopted with respect to Advisor Class Shares. Advisor Class Shares shall be entitled to the distribution and shareholder services set forth from time to time in the Fund’s prospectus.

Expense Allocation

Expenses that are treated as class expenses under the Plan will be borne by the Fund’s respective share classes. Fund expenses will be allocated to the respective share classes in a manner consistent with Rule 18f-3(c)(1)(iii) as now or hereafter in effect, subject to the oversight of the Board of Trustees.

Adopted: [   ], 2025